UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39301

Lion Group Holding Ltd.

not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

On April 19, 2021, Lion Wealth Limited (the “Transferee”), a wholly-owned subsidiary of Lion Group Holding Ltd. (the “Company”) entered into an antminer transfer and maintenance agreement (the “Antminer Transfer and Maintenance Agreement”) with Shanghai ITHELP Network Technology Co., Ltd, (the “Transferor”), in a single transaction, to acquire the Bitmain Antminers S9 Hydro computer model equipment (the “Equipment”) from the Transferor and the maintenance of the Equipment by Shanghai Minebaba Network Technology Co., Ltd (the “Maintenance Party”), in a single transaction. The acquisition will close by May 2021, upon onsite inspection and acceptance and payment, with the Transferee acquiring five thousand brand new units of Equipment (“Equipment Portfolio”). The aggregate purchase price for the Equipment Portfolio was approximately RMB17 million (approximately $2.6 million), exclusive of transportation and installation costs of the Equipment, and the annual maintenance costs payable to the Maintenance Party are expected to be $0.2 million and will be funded using the cash on hand.

The foregoing description of the Antminer Transfer and Maintenance Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

On April 19, 2021, the Company issued a press release announcing the acquisition of the Equipment. A copy of the press release is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Exhibit No.	Description
10.1	Antminer Transfer and Maintenance Agreement dated April 19, 2021
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2021	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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